UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2007            File No.    001-32857

ARIZONA STAR RESOURCE CORP.

(Name of Registrant)

401 Bay Street, Suite 2700, Toronto, Ontario, Canada M5H 2Y4

(Address of principal executive offices)

1.

News Release dated December 19, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F ___

FORM 40-F XXX

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Arizona Star Resource Corp.

(Registrant)

Dated: December 19, 2007	By: /s/ Paul Parisotto Paul Parisotto President and CEO

NEWS RELEASE

For Immediate Release

Barrick Acquires 94% of the Shares of Arizona Star Resource Corp.

Directors and Officers of Arizona Star Commence Transition

Trading Symbols:  TSX-V: AZS, AMEX: AZS

Toronto, Ontario, Canada, December 19, 2007

Arizona Star Resource Corp. (“Arizona Star” or the “Company”) announced today that Barrick Gold Corporation (“Barrick”) has announced that it has acquired approximately 40.7 million shares of Arizona Star, constituting more than 94% of the common shares of Arizona Star on a fully-diluted basis, pursuant to its offer dated November 9, 2007.  Arizona Star understands that Barrick intends to acquire the remaining outstanding shares by way of compulsory acquisition.

The board of directors of Arizona Star met earlier today and received resignations from Thomas Dawson, Rudi Fronk, Paul Parisotto and James Smolik as directors.  Appointed in their place were Alex Davidson, Jamie Sokalsky, Nick Nikolakakis and James Mavor.  Officer appointments made at the meeting included James Mavor, as treasurer, Richard Ball, as controller, and Faith Teo as secretary in place of Thomas Dawson who resigned as secretary.  Jennifer Dawson also resigned as assistant corporate secretary.  The board also resolved to update the committee structure and subsidiary officers and directors to reflect its reconstituted membership.

About Arizona Star Resource Corp.

Arizona Star owns a 51% interest in the Cerro Casale - one of the world’s largest undeveloped gold-copper deposits.

ON BEHALF OF THE BOARD

"Paul A. Parisotto"

President & CEO

For further information please visit www.arizonastar.com or contact:

Paul Parisotto, President and CEO

Tel: (416) 359-7808

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release.